Exhibit 21.1

List of Subsidiaries

A table of subsidiaries of Liberty TripAdvisor Holdings, Inc. following the Spin-Off is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business.

Subsidiary	Jurisdiction of Formation
BuySeasons, Inc.	Delaware
Liberty TripAdvisor, LLC	Delaware
TripAdvisor, Inc. (consolidated for accounting purposes)	Delaware